Exhibit 99(d)

Energy Future Intermediate Holding Company LLC Consolidated

Adjusted EBITDA Reconciliation

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	Twelve Months Ended March 31, 2011	Twelve Months Ended March 31, 2010
	(millions of dollars)

Net income	$90	$15	$288	$87
Income tax expense (benefit)	23	(24)	5	(94)
Interest expense and related charges	82	74	323	284
Depreciation and amortization	—	—	—	—

EBITDA	$195	$65	$616	$277

Oncor Holdings distributions	16	30	155	221
Interest income	(145)	(2)	(352)	(5)
Equity in earnings of unconsolidated subsidiary (net of tax)	(50)	(63)	(264)	(272)
Other	(1)

Adjusted EBITDA per Incurrence Covenant	$15	$30	$155	$221
Add Oncor Adjusted EBITDA (reduced by Oncor Holdings distributions)	336	332	1,358	1,192

Adjusted EBITDA per Restricted Payments Covenant	$351	$362	$1,513	$1,413